MAIL STOP 3561


								January 6, 2006



John Voris
Chief Executive Officer
Healthcare Acquisition Partners Corp.
350 Madison Avenue
New York, NY  10017


RE:	Healthcare Acquisition Partners Corp.
	Registration Statement on Form S-1
	Amendment 1 Filed December 8, 2005
      File No. 333-129035

Dear Mr. Voris:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue prior comment 13 from our letter of November 21, 2005.
Please disclose the factors you considered in determining to value this offering at $100,000,002. What factors were considered when determining that you might need $89,595,000 in the trust fund to effect the business combination contemplated by the registration statement? Please discuss the specific factors and motivations behind the valuation. This includes the time period before the company`s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Healthcare Acquisition Partners Corp. In light of your Underwriter`s
(and by extension, your management`s) extensive and high-level experience effecting acquisitions, the precise nature of such parties knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

Facing Page

2. The facing page of the registration statement should also include reference to the market-making activities of FTN. This may be accomplished by means of an explanatory note.

The Offering, page 3

3. Please explain the reference to "any other public offering."
Does
the company contemplate undertaking any additional public offerings before consummating a business combination? We may have further comment.

Risk Factors, page 8

4. Please include a risk factor relating to the limitations on the Company and the underwriter with respect to market making activities, and include a definition of market-making prospectus.

5. We note the disclosure with respect to 142,958,333 unissued shares available for issuance. Please advise the staff how such total was computed.

6. We reissue prior comment 19 from our letter of November 21, 2005.
We continue to note the reference in risk factor six to completing a business combination with a company that is financially unstable or a development stage company. Clarify those circumstances that would result in your entering into a business combination with such entity.
Also, please explain how you plan to meet the requirement that the target business meet the 80% of assets test if you find a development stage company. We may have further comment.

7. We reissue comment 20 from our letter of November 21, 2005. Discuss in greater detail in risk factor nine whether management intends to stay after the business combination and whether this will be part of the negotiation of the agreement with the target
company.
We note your response that you have revised the disclosure on page
10
in response to the Staff`s comment but we are unable to locate any disclosure which addresses our comment.

8. We reissue prior comment 21 from our letter of November 21, 2005.
Please avoid the generic conclusions you reach in several of your risk factor narratives and subheadings that the risk could `adversely affect" or "negatively affect" your business, or other such similar yet generic language. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected.

9. Revise risk factor 25 to include those registration statements initially filed before January 2005, since those that are effective will also be competing with your company in the search for a target business.

Use of Proceeds, page 22

10. We reissue comment 29 from our letter of November 29, 2005. We note your response that you have added disclosure on specified page in response to the Staff`s comment but, apart from changing "operations of the target business" to "costs of a business combination, future operations, and/or subsequent acquisitions," we were unable to locate any relevant additions to your disclosure.

Accordingly, we reissue comment 29 from our letter of November 29, 2005: We note that the company states that "The proceeds held in the trust account may be used as consideration to pay the sellers of a target business with which we ultimately complete a business combination. Any amounts not paid as consideration to the sellers of the target business may be used to finance the costs of a business combination, future operations, and/or subsequent acquisitions." Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include discussion of any finder`s fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.

11. Please provide the source of the information on page 29 that "prescription drug costs have increased more than 10% every year since 1995," and the information under Pharmaceutical Direct to Consumer Advertising and Boom in Surgery Centers.

12. We reissue comment 33 from our letter of November 21, 2005.
We
continue to note the statement that "If our board is not able to determine on its own that the target businesses have a sufficient fair market value or if a conflict of interest exists with respect to such determination, we will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of the national
Association of Securities Dealers, Inc., or NASD, with respect to the satisfaction of such criteria." In light of the substantial interests represented by both the equity position currently held by
FTN (and by extension, the members of the board) and the Underwriter`s Purchase Option, both of which would become worthless should a business combination not occur, it would appear that a conflict of interest would always be present. Therefore, it would appear that a fairness opinion would always be required. Please revise to clarify.

Management, page 40

13. Disclose Mr. Voris` business experience from July 2005 to the present.  Also, disclose Mr. Millon`s business experience from
2000
to 2002.

Consent

14. It appears that the audit report date disclosed in the consent (August 29, 2005) is not consistent with the audit report date (October 6, 2005) for the period from August 15, 2005(inception) through September 15, 2005 presented on page F-2. Please advise your accountant to revise the consent.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357.


      Sincerely,



John Reynolds
Assistant Director

cc: 	Howard A. Kenny (by facsimile)
      	212-309-6001

John Voris
Healthcare Acquisition Partners Corp.
January 6, 2006
Page 1